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                              September 18, 2020

       Zeeshan Hyder
       Chief Financial Officer
       MedMen Enterprises, Inc.
       10115 Jefferson Boulevard
       Culver City, CA 90232

                                                        Re: MedMen Enterprises,
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed August 24,
2020
                                                            File No. 000-56199

       Dear Mr. Hyder:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed August 24, 2020

       Description of the Business, page 8

   1. Please provide us with supplemental support for your statements that you are "one of
                                                        North America's leading
cannabis retailers" and that your rewards program is "first-in-
                                                        category," and clarify
by what metrics you are measuring these industry positions.
   2. We note your disclosure that "MedMen has also historically been successful in shaping state legislation and
will remain active in helping shape the transition from medical to recreational in the
states in which it operates." Please provide additional details to support this statement.
   3.                                                   Please provide
additional detail on your "rigorous state sample testing, including complying with
seed-to-sale" tracking requirements.
 Zeeshan Hyder
FirstName LastNameZeeshan   Hyder
MedMen Enterprises, Inc.
Comapany 18,
September NameMedMen
              2020       Enterprises, Inc.
September
Page 2    18, 2020 Page 2
FirstName LastName
4. We note that you are focused on entering geographic markets with "outsized demand potential for cannabis... ." Please describe how you make this determination. In addition,
         please discuss why you plan to exit the Arizona market.
5. We note that you anticipate that over time, all forms of payment will be accepted by each of the dispensaries. Please revise to disclose the expected time frame.
6. Please describe the "other applicable variables" upon which you base your product pricing.
7. We note, here and throughout your filing, that you intend to pursue growth through acquisitions. Please discuss the status of any pending acquisitions, or disclose that you do not have any planned acquisitions at this time.
8. We note that in California and Nevada you are "in discussions with operating partners for
         [your] cultivation and production facilities so [you] can focus on retail operations." Please revise to clarify the meaning of this statement (for example, whether you are seeking to cease serving as an operator of such facilities and, if so, why). Please disclose the material terms of the agreements pursuant to which you operate cultivation and production facilities, including whether you operate the facilities alone or with partners.
Recent Developments, page 27

9. Please describe the capital markets developments that have occurred since the initial announcement of the agreement with PharmaCann, LLC, as well as the terms of the agreement, the reason for its termination, the compensation for the termination, and the current status of the termination.
COVID-19, page 28

10. We note your disclosure regarding the impacts of COVID-19. Please revise to enhance your description of the specific impacts that COVID-19 has had on your operations and relevant metrics, including a description of any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on revenue or results of operations. Refer to CF Disclosure Guidance: Topic Nos. 9 and 9A for additional guidance.
Risk Factors, page 34

11. We note your belief that there is a "material risk of knowledge transfer in the use of [your]
         policies and procedures in [your] managed stores as these policies and procedures are contractually protected by the applicable management services agreements and, without the support of MedMen, any policy or procedure that may be misappropriated is unlikely to have the desired outcome for the applicable dispensary due to the lack of the complete, cohesive system supporting it." Please include this material risk in your risk factors section, or tell us why you are not required to do so. Refer to Item 1A of Form 10 and
         Item 105 of Regulation S-K.
 Zeeshan Hyder
MedMen Enterprises, Inc.
September 18, 2020
Page 3
12. We note your risk factor regarding the super voting share power held by proxy by Mr.
         Rose. Here and in appropriate places in your filing, please revise to address the current and future nature of Mr. Bierman's ownership of super voting shares. Non-GAAP Financial Measures, page 55

13. Please modify your presentation to reconcile your non-GAAP measures to the most
         directly comparable GAAP measure. For example, your measure    four
wall retail gross
         margin    should be reconciled to GAAP gross profit, and    four wall
retail EBITDA
         should be reconciled to net loss. Refer to Item 10(e)(1)(i) of Regulation S-K and Question
         103.02 of the    Non-GAAP Financial Measures    Compliance &
Disclosure Interpretations.
14.      We note your discussion of non-GAAP measures here and on page 53 precedes the
         discussion of the results of your operations beginning on page 58. Please move your discussion of non-GAAP measures so that it does not have greater prominence than the discussion of your GAAP results of operations. Refer to Question
102.10 of the    Non-
         GAAP Financial Measures    Compliance & Disclosure Interpretations.
Transactions with Related Parties, page 79

15.      Please state the basis on which each of Gotham Green Partners, UN East
LLC and
         Treehouse Real Estate Investment Trust is a related party. With respect to the REIT, please disclose the "certain members of common management between the Company and the REIT" and the positions they hold with each entity. In addition, please revise to clarify the "reporting entity" identified in the third to last paragraph on page 80. Finally, we note the circumstances under which GGP will have representation on your board and/or in your board meetings; please include relevant risk factor disclosure, or tell us why such disclosure is unnecessary.
16. Please state the approximate dollar value of the amount involved in the turnaround and restructuring plan entered into with SierraConstellation Partners and in each lease transaction. Refer to Item 404(a) of Regulation S-K.
Legal Proceedings, page 82

17. With respect to each of the legal proceedings that you mention in this section, please provide the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought. Refer to Item 103 of Regulation S-K. Consolidated Financial Statements, page F-1
FirstName LastNameZeeshan Hyder
18. Please amend your filing to include audited financial statements for the fiscal year ended
Comapany
       JuneNameMedMen
            27, 2020. ReferEnterprises, Inc. statement requirements of Article 8 of Regulation S-
                            to the financial
       X. Please
September        alsoPage
           18, 2020   update
                          3 your disclosure within Management   s Discussion
and Analysis.
FirstName LastName
 Zeeshan Hyder
FirstName LastNameZeeshan   Hyder
MedMen Enterprises, Inc.
Comapany 18,
September NameMedMen
              2020       Enterprises, Inc.
September
Page 4    18, 2020 Page 4
FirstName LastName
General

19.      We note references to variations of the term    vertical integration
 throughout your
         registration statement. Please provide a definition for this term and additional context throughout the registration statement, where necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact James Giugliano at (202) 551-3319 or Donna Di Silvio at
(202) 551-
3202 if you have questions regarding comments on the financial statements and related matters.
Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Thomas Poletti, Esq.